250 WEST 55TH STREET NEW YORK, NY 10019-9601 TELEPHONE: 212.468.8000 FACSIMILE: 212.468.7900 WWW.MOFO.COM

MORRISON & FOERSTER LLP

BEIJING, BERLIN, BOSTON,
BRUSSELS, DENVER, HONG KONG,
LONDON, LOS ANGELES, NEW YORK,
NORTHERN VIRGINIA, PALO ALTO,
SAN DIEGO, SAN FRANCISCO, SHANGHAI,
SINGAPORE, TOKYO, WASHINGTON, D.C.

May 29, 2019

BY EDGAR AND COURIER

Christina Harley

David Irving

Erin Purnell

Michael Clampitt

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:               CCF Holdings LLC
Registration Statement on Form S-1
Filed April 26, 2019
File No. 333-231069

Dear Ms. Harley, Mr. Irving, Ms. Purnell and Mr. Clampitt:

This letter is submitted on behalf of CCF Holdings LLC (the “Company”) in response to a comment from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 6, 2019 (the “Comment Letter”) with respect to the Company’s Registration Statement on Form S-1, which was filed by the Company with the Commission on April 26, 2019 (the “Registration Statement”).  The Company is concurrently filing the revised Registration Statement on Form S-1 (the “Amended Filing”), which includes changes to the Registration Statement in response to the Staff’s comment.

For your convenience, the Staff’s comment set forth in the Comment Letter has been reproduced in bold and italics herein with a response immediately following.  Unless otherwise indicated, page references in the descriptions of the Staff’s comment refer to the Registration Statement, and page references in the response below refer to the Amended Filing.  Defined terms used herein but not otherwise defined herein have the meanings given to them in the Amended Filing.

General

1.              We note your response to comment 10 of our letter dated February 28, 2019 that you will complete the information in the Selling Security Holder table prior to seeking effectiveness of the registration statement and note further that you have not yet completed the information. Given the apparent nature and the size of the offering relative to the number of non-affiliate shares outstanding, please provide us an analysis explaining your basis for determining that the offering is eligible to be made pursuant to Rule 415(a)(1)(i) and why the offering is not an indirect primary offering. In this regard, please advise as to whether the Notes and shares are assignable by the holders, whether the holders are underwriters, and the prospectus delivery requirements for the holders. In responding, please consider the guidance provided in Compliance & Disclosure Interpretations, Securities Act Rules, Question 612.09. In addition, revise the prospectus to provide the disclosures required by Item 201 of Regulation S-K.

Response to Comment No. 1

In response to the Staff’s comment, the Company respectfully advises the Staff that in accordance with the interpretive guidance provided by the Staff in Question 612.09 of the Compliance and Disclosure Interpretations, Securities Act Rules (“C&DI”), the proposed offering of (i) 10.750% Senior PIK Notes due 2023 (the “PIK Notes”), (ii) Class A common units of limited liability company interest (“Class A Common Units”) and (iii) Class B common units of limited liability company interest (“Class B Common Units”) by the selling security holders is appropriately characterized as a secondary offering and not an indirect primary offering by or on behalf of the registrant.

C&DI 612.09 provides that “[c]onsideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” The Company has considered these factors and responds as follows:

How long the selling shareholders have held the shares and the circumstances under which they received them.

As described in the Registration Statement, substantially concurrent with the execution and delivery of, and pursuant to, the Restructuring Agreement into which Community Choice Financial Inc. (the “Predecessor”) entered into on December 12, 2018, the Predecessor consummated a number of transactions contemplated thereby (the “Restructuring”), which satisfied the Company’s Predecessor’s obligation to execute a deleveraging transaction (the “Deleveraging Transaction”).  The Deleveraging Transaction was effected by way of an out-of-court strict foreclosure transaction, pursuant to which the collateral agent under the Predecessor’s existing senior notes indentures, acting at the direction of certain beneficial holders holding more than 50% of the Predecessor’s senior notes due 2019 (the “2019 Notes”) and the beneficial holders of 100% of the Predecessor’s senior notes due 2020 (the “2020 Notes”), exercised remedies whereby all right, title and interest in and to all of the assets of the Predecessor that constituted collateral with respect to such existing indentures, including the issued and outstanding equity interests in certain of the Company’s direct subsidiaries, were transferred to CCF OpCo, an indirect wholly owned subsidiary of the Company.  As a result of the strict foreclosure, all obligations represented by the 2019 Notes and 2020 Notes were extinguished, and each holder of the 2019 Notes and 2020 Notes received a pro rata share of $276.9 million of the newly-issued PIK Notes and 850,000 Class A Common Units issued by the Company.  Additionally, the holders of certain secured notes received their pro rata share of 150,000 Class B Common Units issued by the Company. The selling security holders were previously holders of the 2019 Notes, the 2020 Notes, which were initially issued in 2011 and 2012 respectively, and such secured notes and received their pro rata share of PIK Notes, Class A Units and Class B Units in the Restructuring, as applicable. Although the selling security holders have only held the securities being registered since December 2018, they have borne the risk of ownership for a substantial period of time as the Company understands that their original purchase of the Predecessor’s securities were undertaken for investment purposes in the ordinary course of their business.

Relationship to the issuer and amount of securities being registered. The Company filed the Registration Statement and is registering the securities pursuant to its obligations under a registration rights agreement with the selling security holders that was entered into in connection with the Restructuring. The selling security holders currently own approximately 49.15% of the Company’s Class A Common Units, 100% of the Company’s Class B Common Units, and 49.15% of the Company’s outstanding PIK Notes, all of which are being registered pursuant to the Registration Statement.  The selling security holders do not represent members of management and are not involved in the day-to-day operations of the Company.  Notwithstanding the fact that the selling security holders may otherwise be considered affiliates of the Company, the Company believes the proposed offering by the selling security holders is a genuine secondary offering given the fact that the selling security holders are not acting as conduits for the Company.  The Company has no commitment, agreement, arrangement or understanding with the selling security holders to receive any proceeds from the proposed secondary offering, and the selling security holders will not collect a fee, commission or other payment from the Company in exchange for the sale. The Company respectfully advises the Staff that at the time the Registration Statement was filed, the Company had not received all selling security holder questionnaires from the selling security holders and was unaware of the exact ownership position of each selling security holder. The Company has now received such questionnaires, and as a result, such ownership positions are reflected in the Amended Filing.

Whether the selling security holders are in the business of underwriting securities. The selling security holders are each institutional investors and are not in the business of underwriting securities. As described above, the selling security holders have held the risk of loss with respect to their investment (including their investment in the securities of the Predecessor) for a significant period of time and will likely continue to bear the risk of loss. As described in the Registration Statement, the Company does not expect a liquid market for the securities to develop, and as a result, the selling security holders will likely be unable to sell their securities in high volume if they are able to sell at all. The offering of securities will not be publicly marketed, the Company did not receive cash consideration for the initial issuance of the securities in connection with the Restructuring and the Company will not receive any proceeds from the sale of securities by the selling security holders pursuant to the Registration Statement. Because the selling security holders are not “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, they will not be subject to the prospectus delivery requirements.

Whether under all the circumstances it appears that the selling security holders are acting as conduits for the issuer. In light of the facts discussed above, the Company respectfully submits that the offering of securities by the selling security holders constitutes a valid secondary offering. The selling security holders made an investment decision in the ordinary course of business and have held securities of the Predecessor and the Company since that time. The Registration Statement is being filed for the benefit of the selling security holders and in no way benefits the Company. As a result, the Company does not believe the registration of the securities meets the indicia set forth in C&DI 612.09 to be considered a disguised primary offering.

The Company respectfully advises the Staff that, as noted in the Amended Filing, there is no established trading market for the Company’s securities and it has revised its disclosure on page 117 of the Amended Filing to provide the approximate number of record holders of each class of its common equity securities.

*  *  *  *

The Company respectfully believes that the proposed modifications to the Registration Statement made in the Amended Filing, and the supplemental information contained herein, are responsive to the Staff’s comment.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter, please do not hesitate to contact me at (212) 468-8036.

Sincerely,

/s/ John Owen
John Owen

cc:	William E. Saunders Bridgette C. Roman

CCF Holdings LLC